CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

June 13, 2008

Mr. Terence O’ Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:  China Ruitai International Holdings Co., Ltd

        Form 10-KSB for Fiscal Year Ended December 31, 2007

        Filed April 15, 2005 File No. 0-4494

Dear Mr. O’Brien:

Thank you for your letter dated May 12, 2008 concerning the Company’s filing with the SEC. Below please find responses to the comments made in your May 12, 2008 letter. For your convenience, we have also included in this letter, in italicized text, the full text of each of the comments contained in your May 12, 2008 letter.  As we discussed, we will await filing an amendment to the Form 10-KSB for the year ended December 31, 2007 until your office has had a chance to review our responses and advise us accordingly.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Item 6. Management’s Discussion and Analysis

1

Please disclose whether the revenue increase was materially impacted by changes in sales prices and /or foreign exchange rates. The disclosure should also quantify the change in the volume of products sold between periods. Further, please disclose whether there has been any material change in raw materials prices such as cotton and propane and whether management expects that future operating results could be adversely impacted by changes in such commodity prices. Please see Item 303 (a)(3)(iii)of Regulation S-K.

In response to Comments 1 & 2, we intend to amend Item 6 – Management’s Discussion and Analysis or Plan of Operation, of our Form 10-KSB to include the following information:

Revenue

Revenue.  During the fiscal year ended December 31, 2007, the Company had revenues of $38,407,800 as compared to revenues of $28,090,238 during the fiscal year ended December 31, 2006, an increase of approximately 36.7%. The increase in revenue experienced by the Company was primarily attributable to the following factors: i) Changes in Sales Volume - the sales volume of the

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

Company’s products increased from 2006 to 2007 due to a greater demand for cellulose ether.  For the fiscal year ended December 31, 2007 the Company sold a total of 7,200 tons of cellulose ether, as compared to 5,784 tons of cellulose ether in the fiscal year ended December 31, 2006, an increase of approximately 25%; ii) Changes in Sales Price – the price per ton of cellulose ether increased from 2006 to 2007.  For the fiscal year ended December 31, 2007, the average sales price of one ton of cellulose ether was $5,215, as compared to an average sales price of $4,764 per ton for the fiscal year ended December 31, 2006, an increase of $451 per ton, or approximately 9.5%; and iii) Changes in Exchange Rates – in addition to the foregoing, some of the growth in the Company’s revenue was attributable to changes in the foreign exchange rate, which increased from 7.96 RMB to $1.00 USD in 2006 to 7.61 RMB to $1.00 USD in 2007.

Cost of Sales.  During the fiscal year ended December 31, 2007, the Company’s cost of sales was $26,489,964, as compared to Costs of Sales of $19,153,553 for the fiscal year ended December 31, 2006, an increase of approximately 38.3%. This increase in cost of sales experienced by the Company was primarily attributable to the increase in sales volume experienced by the Company as discussed above, and an increase in the price of raw materials that the Company uses for its manufacturing.  For the fiscal year ended December 31, 2007 the price of raw materials utilized by the Company was $3,561 per ton, as compared to $3,218 per ton for the fiscal year ended December 31, 2006, an increase of $343, or approximately 11%.

Operating Expenses

The operating expenses for the Company are divided into Selling Expenses and General and Administrative Expenses, both of which are discussed below:

Selling Expenses.  Selling expenses which consist of sales commission, freight charges, advertising and promotion expenses totaled $2,189,488 for the fiscal year ended December 31, 2007 as compared to $2,128,099 for the fiscal year ended December 31, 2006, an increase of approximately 3%. This minor increase is primarily attributable to expanding the Company’s sales team and the team’s activities, which are in turn reflected in increased sales.

General and Administrative Expenses.  General and administrative expenses totaled $1,627,505 for the fiscal year ended December 31, 2007, as compared to $1,491,118 for the fiscal year ended December 31, 2006, an increase of approximately 9.1%. This increase is primarily attributable to an increase in consultant fees and office expenses for the fiscal year ended December 31, 2007.

Income From Operations

For the fiscal year ended December 31, 2007, the Company had income from operations in the amount of $8,100,843 as compared to income from operations of $5,317,468 for the fiscal year ended

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

December 31, 2006, an increase of approximately 52.3%. The increase in income from operations experienced by the Company was primarily attributable to increased sales of the Company’s products during the fiscal year ended December 31, 2007.

Interest Expense

For the fiscal year ended December 31, 2007, the Company incurred interest expense in the amount of $1,996,479, as compared to interest expense of $1,159,076 for the fiscal year ended December 31, 2006, an increase of approximately 72%. The increase in interest expense incurred by the Company resulted from increase in interest expenses on bank loans and discount on bank checks received from customers.  The interest expenses on bank loans increased by $299,433, or 34%.  The increase in interest on bank loans was primarily a result of an increase of interest rates, which increased from an average monthly interest rate of 5.56 % in 2006 to an average monthly interest rate of 7.30 % in 2007, an increase of approximately 31%. Our interest expenses on discount on bank checks increased from $277,686 in 2006 to $815,656 in 2007, an increase of $537,970, or approximately 194%.  The increase in our interest expenses was due to the increase in amount of bank checks discounted as we needed additional cash resources for our business operations.

Net Income

The Company had a net income of $4,875,834 for the fiscal year ended December 31, 2007 as compared to $3,005,998 for the fiscal year ended December 31, 2006, an increase of $1,869,836 or approximately 62%.  The increase in net income is attributable to an increase in sales during the fiscal year ended December 31, 2007.  Management believes that net income will continue to increase as the Company introduces new products, increases sales, and expands its production capacity.

Inventories

As of December 31, 2007, the Company had Inventories of $6,656,028, as compared to inventories of $5,209,747 as of December 31, 2006, $1,446,281 an increase of approximately 28%. The increase in inventories from 2006 to 2007 was the result of increased sales volume which required the Company to maintain a larger inventory of raw materials.

Liquidity and Capital Resources

The Company anticipates that the existing cash and cash equivalents on hand, together with the net cash flows generated from its business activities will be sufficient to meet the working capital requirements for its on-going projects and to sustain the business operations for the next twelve months.

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

Total Current Assets & Total Assets

As of December 31, 2007, our audited balance sheet (as restated) reflects that we have: i) total current assets of $37,787,747, as compared to total current assets of $40,448,410 at December 31, 2006, a decrease of $2,660,663, or approximately 6.6%; and ii) total assets of $65,165,337 as of December 31, 2007, compared to $52,471,220 as of December 31, 2006, an increase of $12,694,117, or approximately 24%  The Company’s total current assets decreased slightly because the Company experienced a decrease in its cash and cash equivalents from 2006 to 2007.  The Company’s total assets increased substantially due to increases that the Company experienced in property and equipment, inventory, and amounts due from a related party, all of which are discussed below.

Cash and Cash Equivalents.  As of December 31, 2007, our audited balance sheet reflects that we have cash and cash equivalents of $4,166,713, as compared to $6,286,289 at December 31, 2006, a decrease of $2,119,576, approximately 33.7%.  The decrease in the Company’s cash and cash equivalents from 2006 to 2007 was primarily attributable to cash expenditures to acquire fixed assets and to increase in the Company’s inventory.

Bank Checks and Commercial Paper.  As of December 31, 2007, our audited balance sheet reflects that we have bank checks and commercial paper of $621,204, as compared to bank checks and commercial paper of $1,191,451 at December 31, 2006, a decrease of $570,247, or approximately 47.9%.  The decrease in the Company’s bank checks and commercial paper from 2006 to 2007 was primarily attributable to the fact that we discounted more bank checks and commercial paper as we needed cash to pay for additional fixed assets and to pay for raw materials, which increased in price during the course of the year.

Inventory.  As of December 31, 2007, our audited balance sheet reflects that we have inventory of $6,656,028, as compared to inventory of $5,209,747 at December 31, 2006, an increase of $1,446,281, or approximately 27.8%.  The increase in the Company’s inventory from 2006 to 2007 was primarily attributable to increases of finished goods and raw material due to the extension of our production capacity.

Property and Equipment. As of December 31, 2007, our audited balance sheet reflects that we have property and equipment of $11,306,271, as compared to property and equipment of $6,592,792 at December 31, 2006, an increase of $4,713,478, or approximately 71.5%.  The increase in the Company’s property and equipment from 2006 to 2007 was primarily attributable to additions made to our production equipment and changes in the foreign exchange rate, which increased from 7.80 RMB to $1.00 USD as of December 31, 2006 to 7.31 RMB to $1.00 USD as of December 31, 2007, or an increase of RMB 0.49, or approximately 6.7%

Due From Related Party. As of December 31, 2007, our audited balance sheet (as restated) reflects that we have an amount due from related party of $14,829,593, as compared to an amount due from related

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

party of $8,804,112 at December 31, 2006, an increase of $6,025,481.  The increase in the amount due from related party from 2006 to 2007 was primarily attributable to the additional loans that we made to the related party, Shandong Ruitai Chemicals Co., Ltd., which pledged its thermal plant as collateral for these loans, and promised to gradually payback these loans within the next three years.

“Due from a related party" represents loans to Shandong Ruitai Chemicals Co., Ltd. ("Shandong Ruitai"), a former majority owner of TaiAn.  Shandong Ruitai had owned 75% equity ownership interest of TaiAn from January 2000 through February 2007.   On March 20, 2007, Shandong sold a 74% equity ownership interest of TaiAn to Pacific Capital Group Co., Ltd.  Mr. Xingfu Lu, our President, and Mr. Dianmin Ma, our CEO, collectively own 100% of equity ownership interest in Shandong Ruitai.

TaiAn has been extending loans to Shangdong Ruitai and the balance amounted to $14,738,564 and $12,244,755 as of December 31, 2007 and 2006, respectively.  These loans were unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand.  Cash flows from due from a shareholder are classified as cash flows from investing activities.  The total loans to the shareholder was $111,429,218, and $82,904,688 for the year ended December 31, 2007 and 2006, respectively.

As TaiAn became the only operating subsidiary of a public company, TaiAn signed loan agreement with Shandong Ruitai in December 2007.  Pursuant to the loan agreement, Shandong will pay 7‰ interest on the outstanding balance monthly.  The Management believes that the interest rate approximates the fair market interest rate as compared to the Company's bank loans.  Shandong Ruitain pledges its electricity generation plant as collateral for the loans and Mr. Lv and Mr. Ma guarantee the loans.  Also, Shandong Ruitai will gradually pay off these loans in a three-year period ended December 31, 2010, with 30% in 2008, 30% in 2009, and the rest of 40% in 2010.”

Restricted Cash. As of December 31, 2007, our audited balance sheet (as restated) reflects that we have restricted cash of $14,738,564, as compared to restricted cash of $12,244,750 at December 31, 2006, an increase of $2,493,814, or approximately 20.4%.  The increase in restricted cash from 2006 to 2007 was primarily attributable to the increase in the percentage of compensation balance used to secure bank checks.

Total Current Liabilities

As of December 31, 2007, our audited balance sheet reflects that we have total current liabilities of $55,361,171, as compared to total current liabilities of $48,087,430 at December 31, 2006, an increase of $7,273,741, or approximately 15.1%.  The increase in the Company’s total current liabilities from 2006 to 2007 was primarily attributable to changes in the Company’s bank loan which increased by $3,059,709 from 2006 to 2007, accounts payable and accrued expenses which increased by $2,114,725 from 2006 to 2007, taxes payable which increased by $1,338,948 from 2006 to 2007, and due to

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

employees which increased by $374,914 from 2006 to 2007.

Bank Loans.  As of December 31, 2007, our audited balance sheet reflects that we have a bank loan of $19,269,317, as compared to a bank loan of $16,209,608 as of December 31, 2006, an increase of $3,059,709, or approximately 18.9%.  The increase in our bank loan was attributable to additional funds that we needed to borrow to purchase fixed assets and raw materials due to our increased production capacity during the fiscal year ended 2007.

Accounts Payable and Accrued Expenses.  As of December 31, 2007, our audited balance sheet (as restated) reflects that we have accounts payable and accrued expenses of $7,567,437, as compared to accounts payable and accrued expenses of $5,542,712 as of December 31, 2006, an increase of $2,024,725, or approximately 36.5%.  The increase in our accounts payable and accrued expenses was attributable to our addition of fixed assets and raw materials.

Operating Activities

Net cash of $7,142,071 was provided by operating activities during the fiscal year ended December 31, 2007, compared to net cash provided by operating activities of $11,471,920 during the fiscal year ended December 31, 2006, representing a decrease of $4,329,849 or approximately 37.7%.  The decrease in net cash provided by our operating activities was primarily attributable to increases in inventory and a decrease in bank checks payable.

Investing Activities

During the fiscal year ended December 31, 2007, the net cash used in investing activities was $9,989,901, as compared to $8,869,934 for the fiscal year ended December 31, 2006, an increase of $1,119,967, or approximately 12%.  The increase in net cash used in investing activities was primarily attributable to the purchase of fixed assets and additional loans made to a related party.

Financing Activities

During the fiscal year ended December 31, 2007, the net cash provided by financing activities was $593,503, as compared to net cash used in financing activities of $474,319 for the fiscal year ended December 31, 2006, an increase of $119,184, or approximately 25%.  The change in net cash provided by financing activities was primarily attributable to a decrease in restricted cash used to secure bank checks.

2

Please disclose the primary reasons for all material year –to –year changes in financial statement line item. For example, the existing disclosure does not explain why interest expense increased 72% between 2006 and 2007. The explanation should specifically describe the extent to which the change was impacted by changes in interest rates, foreign

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

exchange rates, and the weighted average amount of debt outstanding. Explain also why the interest expense amounts reported on the Statements of Operations are materially different from the amounts disclosed in Note 12. Please see Section 501.04 of the Financial Reporting Codification.

Regarding the primary reasons for all material year-to-year changes in financial statement line items, please refer to the information contained in our response to Comment #1; we intend to include all of the information set forth in our response to Comment 1 in our amended Form 10-KSB.

Additionally, below please find our response to the question in Comment 2 regarding why interest expense amounts reported on the Statements of Operations are materially different from the amounts disclosed in Note 12.  The response set forth below will not be filed in our amended Form 10-KSB; rather it is intended to specifically address the question in Comment 2:

The reason the figures are different is due to the fact that interest expenses reported on the Statements of Operations includes interest on bank loans and interest on discount on bank checks, while the interest disclosed in Note 12 only includes interest on banks.

Interest expenses reported on Statements of Operations include interest on bank loans and discount on bank checks received from customers, as summarized in the following table:

Interest expenses	2007	2006
Interest expenses on bank loans	1,180,823	881,390
Interest expenses on discount of bank checks	815,656	277,686
Total	1,996,479	1,159,076

The interest expenses on bank loans increase by $299,433, or 34% was primary impacted by the increase of interest rate, which was increase from average monthly interest of 5.56 ‰ to 7.30 ‰, or 31%.

3.

Please provide a critical accounting policy disclosure that clearly identifies the material factors considered by management in concluding that a $1,344,303 allowance for doubtful accounts was required at 12/31/07. Such disclosure is prescribed by Section 501.14 of the Financial Reporting Codification .The balance is 30% of the $4,397,598 gross receivables balance, and it is not clear why it is so large, relative to the net charge-offs of $(6,020), $3,338, and $8,342 in 2007, 2006 and 2005, respectively. Please note that the allowance may not exceed the amount of probable loss on the receivables existing at the Balance Sheet

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

date. See also the guidance in paragraphs 25-26 of SFAS 154 if applicable.

In response to Comment 3, we intend to amend the notes to the Financial Statements in our amended Form 10-KSB to include the following information:

We generally grant new customers a one-month period in which to pay for goods that we have delivered to them, and we grant existing customers a two to three month period in which to pay for goods that we have delivered to them.  We used an indirect method of accounting to write off any accounts receivable which exceeded the allotted three month time period which we provide to our customers.  In circumstances in which we receive payment for accounts receivable which have previously been written off, we reverse the allowance and bad debt expenses.  The allowance for 2007 is relatively large because most of it represents balances carried over from prior years, which we believe are probable losses.  The allowance for the past five years is summarized as follows:

Year	2007	2006	2005	2004	2003
Allowance	1,344,303	1,338,283	1,253,445	858,490	241,779

4.

Given the materiality of the asset, please provide a critical accounting policy disclosure that clearly identifies the material factors considered by management in concluding that the $14,829,593 due from a related party is collectible. Specifically, please describe the business of the borrower and the available financial resources that the borrower can use to repay the loan. See Section 501.14 of the Financial Reporting Codification.

In response to Comment 4, we intend to amend the notes to the Financial Statements in our amended Form 10-KSB to include the following information:

Pursuant to the terms of the Loan Contract by and between Shandong Ruitai Chemicals Co., Ltd. and TaiAn Ruitai Cellulose Co., Ltd. which was filed as Exhibit 10.7 to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007, Shandong Ruitai pledged a thermal power plant which it owns as collateral for the loan of $14,829,593. We currently value this plant at US $21,428,000 (RMB 150,000,000), the amount that it cost to construct the plant. Shandong Ruitai is also engaged in the production and sales of chemical products, as well as real estate development.

In light of the foregoing facts, we have concluded that the $14,829,593 due from Shandong Ruitai is collectible for following reasons:

1.

The value of the thermal plant which has been pledged as collateral for the loan substantially exceeds the loan amount of $14,829,593;

2.

The thermal plant derives annual revenue of approximately $7,150,000 (RMB 50,000,000) from sales of electricity, and approximately $2,860,000 (RMB 20,000,000) from sales of steam;

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

3.

Shandong Ruitai owns commercial real estate space of 15,000 m2. , from which Shandong Ruitai derives a total of approximately  $1,710,000 (RMB 12,000,000) in annual rental income; and

4.

Shandong Ruitai has presold some of its residential space that is currently being developed in Taian City. Shandong Ruitai has represented that it intends to utilize some of the proceeds from these presold residential spaces to repay the loan due to TaiAn Ruitai

Based upon the structure of the loan agreement and the factors set forth above which indicate that Shandong Ruitai is financially solvent, management has concluded that the loan of $14,829,593 is collectible.

Item 7. Financial Statements

5.

Regarding the Statements of Cash Flows, it is not clear why “Proceeds from bank checks and commercial paper is reported as a $9,055,200 positive financing cash flow in 2006. The amount exactly equals the change in the “Bank checks payable” Balance Sheet account between 12/31/05 and 12/31/06. However, based on the accounting policy disclosure in Note 3, these financial instruments are essentially short–term notes payable issued to suppliers. We understand that the company has an agreement with its suppliers and banks under which these financial instruments are not payable for up to 180 days after issuance. We also understand that when the instruments are redeemed by the suppliers, the bank merely takes the necessary cash out of the company’s existing restricted and unrestricted bank accounts. The company does not receive cash when the instruments are issued, nor do the banks lend cash to the company since there are no overdrafts and no corresponding interest charges. Therefore it does not appear that the issuance of these instruments constitute financing cash flows as contemplated by paragraph 19 of SFAS 95. Instead, activity in this Balance Sheet account constitutes the completion / deferral of cash payments to suppliers which must be classified as an operating activity pursuant to paragraphs 23. and 28 of SFAS 95. There is a concern that the existing classification has a 79% impact on reported operating cash flow and a 1,906% impact on reported financing cash flow. In addition, the instruments are treated as outstanding checks on the Statements of Cash Flows but they are not similarly treated in the corresponding Balance Sheet – we note that they are not deducted from the corresponding cash accounts (Notes 10 and 11). See the guidance in paragraphs 25-26 of SFAS 154 if applicable.

In light of the foregoing comment we now believe that we should have classified changes in the “Bank checks payable” as cash flows from operating activities.  Accordingly, we intend on amending the Statements of Cash Flows in our Form 10-KSB for the period ended December 31, 2007 to reflect the reclassification of changes in the “Bank checks payable”.  Also, pursuant to the guidance in paragraphs 25-26 of SFAS 154, we will add the following note as the first note to our amended consolidated financial statements which will be included in our amended Form 10-KSB for the fiscal year ended

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

December 31, 2007:

Note 1- RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company’s previously issued financial statements were reviewed by the United States Securities and Exchange Commission (the "Commission"). During the course of the Commission’s review, the Commission issued comment letters to which we provided responses and amended our financial statements per such comments.

Restatement to balance sheets

1.

In the previously issued report, we classified "Restricted cash" as other assets.  Since these are compensation balances to secure the Company's bank checks and have a maturity of 180 days or less, we now have concluded that we should classify restricted cash as current assets.

2.

In the previously issued report, we classified the entire amount of due from a related party as other assets.  Since 30% of such agreement is due in one year per the loan agreement filed as Exhibit 10.7 to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007, we now have concluded that we should classify 30% of the outstanding balance as current assets.

Restatement to statements of cash flows

In the previously issued report, we classified change of "bank checks payable" as cash flows from financing activities.  Since the changes of bank check payable constitute the completion / deferral of cash payments to suppliers, we now have concluded that we should classify changes of “bank checks payable” as cash flows from operating activities.

These adjustments had no effect in the shareholders' equity as of December 31, 2007 and 2006, respectively.

These adjustments had no effect in the statements of operations and the statements of changes in shareholders' equity in the years ended December 31, 2007 and 2006, respectively.

The following tables present the impact of the adjustments and restatements on a condensed basis:

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

	Amount Previously
	Reported	As Adjusted

Balance Sheet as of December 31, 2007

Other current assets	18,600,305	18,600,305
Restricted cash - current asset	-	14,738,564
Due from a related party-current portion	-	4,448,878
Other long-term assets	16,996,875	16,996,875
Restricted cash - long-term asset	14,738,564	-
Due from a related party-long-term portion	14,829,593	10,380,715
Current liabilities	55,361,171	55,361,171
Minority interest	98,053	98,053
Common stock	26,000	26,000
Additional paid-in capital	2,366,171	2,366,171
Statutory Reserves	1,042,355	1,042,355
Statutory Reserves	5,700,875	5,700,875
Accumulated other comprehensive income	570,712	570,712

Balance Sheet as of December 31, 2006
Other current assets	19,399,548	19,399,548
Restricted cash - current asset	-	12,244,750
Due from a related party-current portion	-	8,804,112
Other long-term assets	12,022,810	12,022,810
Restricted cash - long-term asset	12,244,750	-
Due from a related party-long-term portion	8,804,112	-
Current liabilities	48,087,430	48,087,430
Minority interest	43,847	43,847
Common stock	22,745	22,745
Additional paid-in capital	2,369,426	2,369,426

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

	Amount Previously
	Reported	As Adjusted
Statement of cash flows for the year ended December 31, 2007

Net income (loss)	$4,875,834	$4,875,834
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
Minority interest	49,251	49,251
Depreciation	726,969	726,969
Amortization	95,940	95,940
Changes in operating assets and liabilities:
(Increase)/Decrease in assets	(314,881)	(314,881)
Increase/(Decrease) in bank checks payable	-	(1,398,132)
Increase/(Decrease) in other liabilities	3,107,090	3,107,090
Net cash provided (used) by operating activities	8,540,203	7,142,071

Investing Activities

Net cash provided (used) by investing activities	(9,989,901)	(9,989,901)

Financing Activities

Payback of banks checks commercial paper	(1,398,132)	-
Cash flows from other financing activities	593,503	593,503
Net cash provided (used) by financing activities	(804,629)	593,503

Increase (decrease) in cash	(2,254,327)	(2,254,327)
Effects of exchange rates on cash	134,751	134,751
Cash at beginning of period	6,286,289	6,286,289
Cash at end of period	$4,166,713	$4,166,713

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

	Amount Previously
	Reported	As Adjusted

Statement of cash flows for the year ended December 31, 2006

Net income (loss)	$3,005,998	$3,005,998
Adjustments to reconcile net income (loss) to
net cash provided (used) by operating activities:
Minority interest	30,364	30,364
Depreciation	584,801	584,801
Amortization	27,673	27,673
Changes in operating assets and liabilities:
(Increase)/Decrease in assets	(2,331,118)	(2,331,118)
Increase/(Decrease) in bank checks payable	-	9,055,200
Increase/(Decrease) in other liabilities	1,099,002	1,099,002
Net cash provided (used) by operating activities	2,416,720	11,471,920

Investing Activities

Net cash (used) by investing activities	(8,869,934)	(8,869,934)

Financing Activities

Payback of banks checks commercial paper	9,055,200	-
Cash flows from other financing activities	(474,319)	(474,319)
Net cash provided (used) by financing activities	8,580,881	(474,319)

Increase (decrease) in cash	2,127,667	2,127,667
Effects of exchange rates on cash	128,352	128,352
Cash at beginning of period	4,030,270	4,030,270
Cash at end of period	$6,286,289	$6,286,289

6.

Similarly, it is unclear why “Payback of bank checks commercial paper” is classified as a $1,398,132 negative financing activity in 2007. The corresponding Balance Sheet account increased by only $9,372 between 12/31/06 and 12/31/07. Further, as previously noted, it does not appear that these transactions constitute financing cash flows as contemplated by paragraph 19 of SFAS 95. Instead, these transactions are generated through agreements with the company’s suppliers to defer payment for goods and services for periods up to 180 days. Cash payments to suppliers under short – term notes payable arrangements should be

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

classified as operating activities consistent with the guidance in paragraph 23.a of SFAS 95. There is a concern that the existing presentation has a 20% impact on reported operating cash flow and a 236% impact on reported financing cash flow. See the guidance in paragraphs 25-26 of SFAS 154 if applicable.

In light of the foregoing comment we now believe that we should have classified changes in the “Bank checks payable” as cash flows from operating activities.  As noted above, we intend on amending the Statements of Cash Flows in our Form 10-KSB for the period ended December 31, 2007 to reflect the reclassification of changes in the “Bank checks payable.” The amount reported in the Statements of Cash Flows which is different from the changes represented in the corresponding balance sheet accounts is due to the increase of the foreign currency exchange rate as explained in our response to Comment 9.

7.

Please revise Note 1 to explain why the company is characterized “F/K/A Shandong Ruitai Chemical Co., LTD” instead of F/K/A TaiAn Ruitai Cellulose Co., Ltd. It does not appear that China Ruitai or Pacific Capital Group ever acquired Shandong Ruitai.

As disclosed in Item 1 of our Form 10-KSB for the fiscal year ended December 31, 2007, on November 15, 2006, the Registrant changed its name from “Commercial Property Corporation” to “Shandong Ruitai Chemical Co., Ltd., and later changed its name to “China Ruitai International Holdings Co., Ltd. The reference in the financial statements “F/K/A Shandong Ruitai Chemical Co., Ltd.” was a reference to the Registrant’s former name.  To eliminate any confusion, we intend to remove the phrase “F/K/A Shandong Ruitai Chemical Co., Ltd.” from the financial statements in our amended Form 10-KSB.

8.

Please expand the “Restricted cash, and bank checks payable” disclosure in Note 3 to explain how it was possible for the company to take out bank checks of $45,940,123 in 2007 given that such amount appears to substantially exceed 2007 operating expenses and year – end inventory.

In response to comment 8, we plan to include the following information in disclosure in Note 3, “Significant Accounting Policies” of our Financial Statements under restricted cash and bank checks payable:

“Restricted cash, and Bank checks payable

The Company pays its suppliers with bank checks in its ordinary business transactions.  Generally, the Company deposits 40% to 100% of the bank check amount into a restricted bank account, the bank then issues a bank check payable to a supplier in 180 days or less. The Company delivers the bank check as payment to the supplier, who can discount the bank check before its maturity. When the bank check reaches maturity, the bank takes the deposit in the restricted bank accounts and the balance, if any, from other bank account(s) that the Company has with the bank.  While the bank does not charge interest

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

expenses on the balance, the bank pays interest on the deposit in the restricted bank account to the Company.  The bank generally charges 0.0005% of the bank check amount as service fee for issuance of the bank check.

The Company took out bank checks to pay our suppliers as well as to make loans to Shandong Ruitai.  In 2007, we took out bank checks totaling $45,940,123, of which, approximately $16,000,000 was paid to our suppliers and the rest, approximately $29,940,000 was used to make loans to Shandong Ruitai.  In 2006, we took out bank checks totaling $42,624,736, of which, approximately $17,000,000 was paid to our suppliers and the rest, approximately $25,600,000 was used to make loans to Shandong Ruitai.”

9.

Please expand the “foreign currencies translation” disclosure in Note 3 to describe the impact, if any, of currency translation on the account changes reported in the Statement of Cash Flows. For example, a reader may not understand why the Statement of Cash Flows reports a $513,661 change in accounts receivable whereas the gross change reported in Note 4 is only $305,317. Similarly, it is not clear why the cash received on 2007 “Bank loans” is reported as $1,903,560 whereas the change reported in Note 12 is $3,059,709.

In light of comment 9, to eliminate any confusion, we intend on including the following note relating to Statement of Cash Flows in our financial statements in our amended Form 10-KSB for the fiscal year ended December 31, 2007:

“Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Company’s operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.”

10.

Please expand the “revenue recognition” disclosure in Note 3 to either delete the reference to service revenues or to describe the services provided and the materiality thereof. Also, please disclose the standard payment terms granted to customers and whether sales returns have been material in any of the periods presented. Further, please disclose the circumstances under which a deferred revenue liability account is recorded.

In response to Comment 10, we intend to delete the reference to service revenues in our amended Form 10-KSB that we will file with the SEC, as we do not provide services in our business operations.

Additionally, in response to the question relating to our payment terms granted to our customers, we generally grant new customers a one-month period in which to pay for goods that we have delivered to them, and we grant existing customers a two to three moth period in which to pay for goods that we have delivered to them.  We do not provide an unconditional right of return, price protection or any other

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

concessions to our customers.  Also, sales returns and other allowances have been immaterial in our operation.  Accordingly, we will revise our revenue recognition, note and add an additional note to deferred revenue as follows:

“Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to unaffiliated customer or picked up by unaffiliated customers in the Company's warehouse, title and risk of loss have been transferred, collectibility is reasonably assured and pricing is fixed or determinable.  The corresponding freight-out and handling costs are included in the selling expenses.

The Company does not provide an unconditional right of return, price protection or any other concessions to our customers.  Sales returns and other allowances have been immaterial in our operation.

Deferred Revenue

Deferred revenue consists of prepayments to the Company for products that have not yet been delivered to the customers.  Payments received prior to satisfying the Company’s revenue recognition criteria are recorded as deferred revenue.”

11.

Please expand the “due from [un]affiliated suppliers” disclosure in Note 3 to explain why the $5,466,499 and $2,762,540 amounts differ from the corresponding amounts in Note 5. Also, please disclose whether the company has a legally enforceable right to repayment. If there are no legally enforceable repayment terms, then the amounts may not be classified as assets and therefore must be expensed.

During the fiscal year ended 2007, we made loans in the amount of $5,466,499 to unaffiliated suppliers.  During the fiscal year ended 2006, we made loans in the amount of $2,762,540 to unaffiliated suppliers.  During these same periods, these suppliers repaid some of these outstanding loans.  As a result, we disclosed only the outstanding balances of the loans made to unaffiliated suppliers as of December 31, 2007 and 2006 on our balance sheets. Furthermore, to avoid any misunderstanding and provide further clarity to our financial statements, we will delete the sentence, “The total loans to unaffiliated suppliers amounted to $5,466,499 and $2,762,540 in the year ended December 31, 2007 and 2006, respectively.” from Note 3 in our amended 10-KSB.

Regarding legally enforceable repayment terms of the loans, the foregoing loans are unsecured, non-interest bearing, and payable on demand.  We have collected some of the outstanding principal balances of these loans as illustrated in the following chart:

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

	(assuming the same exchange
	rate as of 12/31/07)
	Balance as of	Balance as of
	April 30,	December 31,
	2008	2007

Feicheng Kaiyuan Chemicals Co., Ltd.	$388,285	$169,533
Fencheng Sanying Spin and Weave Co., Ltd.	-	150,392
Shangdong Taipeng Shiye Co., Ltd.	-	273,440
Shangdong Jinzhengyuan Co., Ltd.	-	66,993
Fengcheng Yingbo Food Co., Ltd.	273,440	273,440
Taian Dongyue Co., Ltd.	136,720	136,720

If we expense these amounts in 2007, we will correspondingly record other income in 2008 when we receive the repayment of these loans.  Additionally, after TaiAn became a subsidiary of the Company, the Management gradually stopped making this type of loan, and is currently utilizing its best efforts to collect the outstanding balances of the foregoing loans.  As a result, we believe these amount should be classified as assets as of December 31, 2007.

12.

Please expand the “segment reporting” disclosure in Note 3 to include the information required by paragraphs 36 -39 of SFAS 131.

In response to Comment 10, we intend to include the following information in our amended Form 10-KSB that we will file with the SEC:

We will amend the “Segment reporting” section in the “Significant accounting policies” as following:

“Segment Reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Company currently operates in one principal business segment.”

We will also add following note to our revised financial statements in our amended Form 10-KSB that we will file with the SEC:

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

Note 17-	SEGMENT REPORTING (restated)

	The major products consist of following
		For the Years Ended
		December 31,
		2007	2006
	Revenue

1	Methyl Cellulose (MC)	7,089,619	5,326,411
2	Hydroxypropyl Methyl Cellulose (HPMC)	25,730,461	18,188,282
3	Hydroxypropyl Cellulose (HPC)	336,943	441,681
4	Ethyl Cellulose (EC)	1,613,099	1,056,896
5	Hydroxyethyl Cellulose (HEC)	1,511,773	1,133,581
6	HEMC	495,989	589,976
7	Hydroxypropyl Cellulose (HPC)	11,989	18,989
8	HP	143,897	284,755
9	Microcrystalline Cellulose (MCC)	31,719	29,479
10	CMC	1,753	-
11	Film Coating Pre-Mixed Reagent.	580,725	485,090
12	Raw materials	859,833	535,098

	Cost of Sales

1	Methyl Cellulose (MC)	5,529,505	3,975,911
2	Hydroxypropyl Methyl Cellulose (HPMC)	17,137,659	12,152,375
3	Hydroxypropyl Cellulose (HPC)	143,134	214,469
4	Ethyl Cellulose (EC)	896,085	627,844
5	Hydroxyethyl Cellulose (HEC)	1,191,506	874,355
6	HEMC	440,333	442,665
7	Hydroxypropyl Cellulose (HPC)	13,616	29,781
8	HP	62,342	110,109
9	Microcrystalline Cellulose (MCC)	32,937	30,119
10	CMC	1,459	-
11	Film Coating Pre-Mixed Reagent.	189,124	154,100
12	Raw materials	852,262	541,824

	Gross Profit

1	Methyl Cellulose (MC)	1,560,114	1,350,500

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

2	Hydroxypropyl Methyl Cellulose (HPMC)	8,592,802	6,035,907
3	Hydroxypropyl Cellulose (HPC)	193,809	227,212
4	Ethyl Cellulose (EC)	717,014	429,052
5	Hydroxyethyl Cellulose (HEC)	320,267	259,226
6	HEMC	55,656	147,311
7	Hydroxypropyl Cellulose (HPC)	(1,627)	(10,792)
8	HP	81,555	174,646
9	Microcrystalline Cellulose (MCC)	(1,218)	(640)
10	CMC	294	-
11	Film Coating Pre-Mixed Reagent.	391,601	330,990
12	Raw materials	7,571	(6,726)

13.

Please expand the “Income Taxes” disclosure in Note 3 to explain why no deferred tax assets or liabilities have been recorded.

At December 31, 2006, the Company had net operating losses of approximately $1,138,602 carried from prior years. A 100% valuation allowance has been established due to the uncertainty of its realization per PRC income tax laws.  Therefore, no deferred tax assets have been recorded.

In response to comment 13, we plan to include the following information in our disclosure in Note 3 of our Financial Statements in our amended Form 10-KSB that will be filed with the SEC:

“Income Tax

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

At December 31, 2006, the Company had net operating losses of approximately $1,138,602 carried from prior years. A 100% valuation allowance has been established due to the uncertainty of its realization per PRC income tax laws.  Therefore, no deferred tax assets have been recorded.”

14.

Please revise Note 13 to explain why the reported “Advances to employees” amounts are

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

materially different from the corresponding Balance Sheet account balances.

We have advanced $2,966,919 and $1,629,857 to our employees who worked on projects on behalf of the Company in 2007 and 2006, respectively. During these same periods, most of the employees who were advanced funds finished their projects, reported the relevant expenses to the Company, and then cancelled the advances.  Only the outstanding balances as of December 31, 2007 and 2006 were reported on the balance sheets.

To avoid any misunderstanding and to provide additional clarity to our financial statements, we will delete the sentence, “The total advance to employees was $2,966,919 and $1,629,857 for the year ended December 31, 2007 and 2006, respectively”, from Note 13 in our amended 10-KSB.

15.

Please revise Note 13 to explain why the reported $14,738,564 and $12,244,755 “Due from a related party” amounts are different from the corresponding Balance Sheet account balances. Disclose also why the $111,429,218 amount is not in the financial statements. Also, please reclassify 30% of the loan balance as a current asset pursuant to paragraph 4 in Chapter 3A of ARB 43 since that amount will be collected in2008. Further, please disclose why the borrower in the loan agreement filed as Exhibit 10.7 is listed as Dalian Vitup Management Holdings Co., Ltd.

In response to comment 15, we plan to revise Note 13 in the Notes to our Financial Statements in our amended Form 10-KSB to include the following information:

Below please find our responses to the questions set forth in Comment 15:

•

We reported the “restricted cash amount” instead of the “amount due from a related party” in Note 13 by clerical error. We will correct this mistake in our amended 10-KSB.

•

$111,429,218 and $82,904,688 represents the total amount of loans extended to the shareholder in 2007 and 2006, respectively.  During this same period, the shareholder also repaid some of these loans. The net cash flows were reflected in the financial statements.

•

We now believe that we should have classified 30% of the loan balance as current assets pursuant to paragraph 4 in Chapter 3A of ARB 43. We will reflect this correction in our amended 10-KSB as follows:

The following is a summary of due from Shandong Ruitai:
	December 31,	December 31,
	2007	2006
Due from Shandong Ruitai-current portion	$4,448,878	$8,804,112

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

Due from Shandong Ruitai-long-term portion	10,380,715
Total due from Shandong Ruitai	$14,829,593	$8,804,112

•

We listed the borrower in loan agreement as Dalian Vitup Management Holdings Co., Ltd by clerical error.  We will correct the mistake in the loan agreement and attach the revised document as an exhibit to our amended 10KSB.

16.

Please expand Note 17 to disclose the amount of environmental compliance costs incurred in each period presented. If such costs have been immaterial to the company’s operating results, then please disclose that fact.

In response to comment 16, we plan to expand Note 17 in the Notes to our Financial Statements in our amended Form 10-KSB to include the following information:

Our environmental compliance costs principally include the costs to run the waste water treatment facility and the routine inspection fees paid to the local environmental department.  The amount was immaterial in 2007 and 2006 as summarized below:

	2007	2006
Costs to run our waste water treatment facility	27,231	5,685
Routine inspection fees paid to local environmental department	34,140	21,496
Total:	61,371	27,181

We will expand the environmental compliance costs as follows in Note 17:

“Environmental

In the ordinary course of its business, the Company is subject to numerous environmental laws and regulations covering compliance matters or imposing liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances.  Currently, our environmental compliance costs principally include the costs to run our waste water treatment facility and routine inspection fees paid to the local environmental department.  These amounts are immaterial to our operating costs.  However, changes in these laws and regulations may significantly increase our environmental compliance costs and therefore have a material adverse effect on the Company’s financial position and results of operations.  Also, any failure by the Company to adequately comply with such laws and regulations could subject the Company to significant future liabilities.”

17.

Please expand Note 17 to disclose whether there is a related party relationship concerning any of the loans guaranteed by the company. See paragraph 2 of SFAS 57.

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

Wenyang Town

Feicheng City

Shangdong, China 271603

In response to comment 17, we plan to expand Note 17 in the Notes to our Financial Statements in our amended Form 10-KSB to include the following information:

For the guaranteed loans disclosed in Note 17, we do not have a related party relationship with the borrowers.  Both these enterprises and the Company are considered good reputation debtors by local banks. The banks allow these companies guarantee loans for each other instead of requiring that the loans be secured by collateral.  Neither the Company, nor any of the other guarantors has ever defaulted on any loan repayments.

We acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in our filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please contact Gang Ma, our Chief Financial Officer, at our offices, or our counsel, Gary Joiner (Tel: 303-494-3000, Fax: 303-494-6309).

Thank you for your assistance.

Very truly yours,

CHINA RUITAI INTERNATIONAL HOLDINGS CO., LTD.

/s/  Dian Min Ma

Dian Min Ma

Chief Executive Officer

/s/  Gang Ma

Gang Ma

Chief Financial Officer